June 10, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	James Lopez
Tonya Aldave
John Spitz
Michael Henderson

Re:	Chime Financial, Inc.
Registration Statement on Form S-1, as amended (File No. 333-287223)

Request for Acceleration of Effective Date
	Requested Date:	June 11, 2025
	Requested Time:	4:00 p.m., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chime Financial, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-287223) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 430-1175 or Colin Conklin at (415) 947-2195.
* * * *

Sincerely,

Chime Financial, Inc.

/s/ Matthew Newcomb
Matthew Newcomb
Chief Financial Officer
cc:         Adam Frankel, Chime Financial, Inc.
Apple Palarca, Chime Financial, Inc.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.
David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz
Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP